News Release
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TOTAL S.A.
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Azerbaijan: the Shah Deniz field comes on stream
Paris december 18, 2006 — Total announces the start-up of commercial gas production of the Shah Deniz gas condensate development project located in the Azerbaijan area of the Caspian Sea, approximately 70 kilometres south of Baku. Discovered in 1999, the field is lying in water depths ranging from 50 metres in the northwestern to 600 metres in the southeastern section and covers approximately 860 square kilometres.
This Stage 1 of the development of Shah Deniz marks the start-up of export of gas to markets in Azerbaijan, Georgia and Turkey. Stage 1 will produce more than 8.6 billion cubic metres of gas per year at plateau.
The gas will be exported via the 690 kilometre South Caucasian Pipeline from Baku through Georgia to the Turkish border.
Total holds a 10% interest in the Shah Deniz field which is developed by a consortium led by BP (operator) also partnered with Statoil, Socar, NICO, Lukoil and TPAO.
Total in the Caspian:
Active in the Caspian since 1993, Total has significant positions in the Caspian. In Azerbaijan, Total is a partner in the Shah Deniz gas development consortium and holds a 5% interest in the Bakou-Tbilisi-Ceyhan oil pipeline. In Kazakhstan, Total is also a member (18.52%) of the consortium that is proceeding with the development of the oil Kashagan permit.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com